Exhibit 4.12

June 7, 2007

Mamma.com, Inc.
David Goldman
Executive Chairman
388 St. Jacques Street West, 9th Floor
Montreal, Quebec
H2Y 1S1

Dear David:

We are pleased that Mamma.com Inc., with a business address of 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, H2Y 1S1 (including its subsidiaries and affiliates, the “Company”) has chosen to engage ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its exclusive financial adviser in connection with a possible Transaction. We look forward to working with you on this engagement, and have set forth below the agreed upon terms of our engagement.

1. Scope of Engagement.  As we have discussed, in the course of our engagement as your exclusive financial adviser, we will perform such financial advisory and investment banking services for the Company in connection with the proposed Transaction as are customary and appropriate in transactions of this type and that you reasonably request. For purposes of this agreement, “Transaction” means, whether in one or a series of related transactions, the sale, purchase or other disposition, or acquisition, directly or indirectly, of all or a majority of the business, assets or securities of the Company or of another business, whether by way of a merger (or reverse merger) or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, negotiated purchase, leveraged buyout, or by way of any partnership, collaborative venture or otherwise having the effect of purchasing, selling, acquiring or disposing of all or a majority of the business assets or control of the Company in some other business.

In particular, ThomasLloyd Capital will perform such of the following financial advisory and investment banking services as the Company may reasonably request:

(a) ThomasLloyd Capital (i) represents that it is familiar with the business, operations, properties, financial condition and prospects of the company and (ii) will familiarize itself to the extent appropriate with the business, operations, properties, financial condition and prospects of any prospective buyer or seller in a possible Transaction (provided that the Company shall remain responsible for conducting appropriate due diligence with respect to any Transaction hereunder);

(b) ThomasLloyd Capital will advise and assist the Company in developing a general strategy for accomplishing a Transaction;

(c) ThomasLloyd Capital will advise and assist the Company in identifying a potential buyer and will, on behalf, and upon authorization by, the Company, contact such potential buyers as the Company may designate;

(d) ThomasLloyd Capital will advise and assist management of the Company in making presentations to the Board of Directors of the Company concerning a general strategy, any one or more potential buyers or sellers and any proposed Transaction;

(e) ThomasLloyd Capital will advise and assist the Company in the course of its negotiation of a Transaction with a potential buyer or seller and, if requested by the Company, will participate directly in such negotiations; and

(f) ThomasLloyd Capital will render such other financial advisory and investment banking services as may be necessary to perform its obligations under this agreement and as may from time to time be agreed upon by ThomasLloyd Capital and the Company in writing.

If so requested by the Company, ThomasLloyd Capital will render, in accordance with our customary practices, and in accordance with applicable Nasdaq Stock Exchange and Securities and Exchange Commission rules and regulations, an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the Company of the consideration to be paid in the Transaction (or in the case of a Transaction that involves an exchange of securities of the Company or its subsidiaries, the exchange ratio), it being understood that the form and substance of such Opinion will be in our sole judgment, and that we may qualify the Opinion in any manner that we believe appropriate.

The Company authorizes ThomasLloyd Capital to negotiate and execute on the Company’s behalf confidentiality agreements, approved by the Company’s counsel, with potential parties to a Transaction and to deliver confidential memoranda or other data furnished to ThomasLloyd Capital by the Company for distribution to such parties

2. Fees and Expenses. For our services hereunder, the Company will pay to ThomasLloyd Capital the following cash fees, payable in U.S. dollars (“Transaction Fees”):

(a) $5,000, monthly for seven (7) months, payable on the first day of each month, beginning June 1, 2007; plus

(b) the greater of (i) $1,000,000 (but in no event shall such amount exceed 3% of the Transaction Value) or (ii) 2% of the Transaction Value but in no event to exceed $2,000,000 (less any amounts previously paid under Section 2(a)). Such fee shall be payable promptly upon consummation of a Transaction; plus

(c) an additional fee of $200,000, credited against the Transaction Fee in the immediately preceding section 2(b), payable promptly upon delivery by ThomasLloyd Capital of the Opinion; plus

(d) if in connection with the termination or abandonment of a proposed Transaction brought to the Company by ThomasLloyd Capital during the term of this agreement or within 6 months thereafter, the Company receives any so-called “termination,” “break-up,” “topping” or similar fee (including any characterized as expense reimbursement and any judgment for damages or amount in settlement of any dispute as a result of any termination or other failure to consummate any such Transaction) or any profit arising from any shares (or option to acquire shares or assets) of any prospective purchaser or any of its affiliates acquired in connection with the Transaction, a termination fee equal to 10% of all such fees or profits, net of direct out-of-pocket expenses incurred by the Company in connection with the proposed Transaction excluding this termination fee, payable in cash promptly upon receipt of any such compensation by the Company.

For the purpose of calculating a Transaction Fee, “Transaction Value” shall equal the total proceeds and other consideration paid or received and to be paid or received (which shall be deemed to include amounts paid or to be paid into escrow), if and only to the extent actually released from escrow and, in the case of a partnership, joint venture or recapitalization or similar Transaction, contributed or to be contributed, in connection with a Transaction, including, without limitation: (i) cash; (ii) notes, securities and other property valued at the fair market value thereof; (iii) liabilities, including all debt, pension liabilities and guarantees, outstanding as of the closing date of the Transaction or directly or indirectly assumed, refinanced,  extinguished or consolidated; (iv) payments to be made in installments; and (v) the net present value of any contingent payments (whether or not related to future earnings or operations); if and only to the extent paid to or by the company; provided, however, that in no event shall the Transaction Value include consideration of value of both parties to a Transaction, but shall be based upon the lower Transaction Value in the Transaction.

For purposes of computing any fees payable to ThomasLloyd Capital hereunder, non-cash consideration shall be valued as follows: (i) publicly traded securities shall be valued at the average of their closing prices (as reported in the Wall Street Journal) for the five trading days prior to the closing of the Transaction, (ii) options should be valued using the treasury stock method without giving effect to tax implications and (iii) any other non-cash consideration shall be valued at the fair market value thereof as determined in good faith by the Company and ThomasLloyd Capital.

Regardless of whether any Transaction is proposed or consummated, the Company will reimburse ThomasLloyd Capital the direct expenses that ThomasLloyd Capital spends in the execution of this agreement, including but not limited to travel, meals and lodging expenses. ThomasLloyd Capital will seek Company approval before ThomasLloyd Capital incurs these expenses but ThomasLloyd Capital shall only be required to seek prior approval for expenses (in the aggregate) in excess of $15,000. After the expenses are incurred, ThomasLloyd Capital will submit the expense reimbursement report and acceptable receipts or other proof of payments to the Company. The Company will promptly reimburse ThomasLloyd Capital.

3. Financial Rights. If, as part of a Transaction, the Company is required to offer debt or non-publicly offered equity securities (including, without limitation, any PIPE or private placement), the Company will offer to ThomasLloyd Capital the role of placement agent in any such placement of securities providing, of course, that terms and conditions are competitive and consistent with market standards. Any such additional engagements will be covered by separate agreements, having such terms and conditions as are customary for ThomasLloyd Capital in similar transactions, and as are mutually agreed upon by ThomasLloyd Capital and the Company. This Section excludes any debt or equity financing which the Company now or hereafter may be considering which is not a condition of a Transaction or which the Company now or hereafter may be carrying out independently of any possible Transaction, even though possibly, in parallel with such Transaction.

4. Use of Information. The Company recognizes and confirms that ThomasLloyd Capital in acting pursuant to this engagement will be using publicly available information and information in reports and other materials provided by others, including, without limitation, information provided by or on behalf of the Company, a buyer or a seller, and that ThomasLloyd Capital does not assume responsibility for and may rely, subject to reasonable standards of due diligence prevailing in the industry, on the accuracy and completeness of any such information. The Company agrees to furnish or cause to be furnished to ThomasLloyd Capital all necessary or appropriate information for use in its engagement and hereby warrants that any information relating to the Company or the Transaction that is furnished to ThomasLloyd Capital by or on behalf of the Company will be true and correct in all material respects and not misleading. The Company agrees that any information or advice (including, without limitation, the Opinion) (other than any information or advice relating to the U.S. tax treatment and U.S. tax structure of any Transaction) rendered by ThomasLloyd Capital or any of our representatives in connection with this engagement is for the confidential use of the Company only in its evaluation of a Transaction and the Company will not, and will not permit any third party to, use it for any other purpose or disclose or otherwise refer to such Opinion, advice or information, or to ThomasLloyd Capital, in any manner without our prior written consent except that, in the case of the Opinion, the Company may reproduce the Opinion in full, and may also include references to the Opinion and to ThomasLloyd Capital and its relationship with the Company (in each case in form and substance as ThomasLloyd Capital shall approve), in any proxy statement, or other report, describing such Transaction that the Company is required to file under the Securities Exchange Act of 1934 and/or the Ontario Securities Act .

5. Certain Acknowledgments. The Company acknowledges that ThomasLloyd Capital has been retained hereunder solely as an adviser to the Company, and not as an adviser to or agent of any other person, and that the Company's engagement of ThomasLloyd Capital is as an independent contractor and not in any other capacity including as a fiduciary. Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees or creditors of the Company) as against ThomasLloyd Capital or our affiliates or their respective directors, officers, agents and employees. ThomasLloyd Capital may, at our own expense and with the consent of the Company (not to be unreasonably withheld, conditioned or delayed) except in the case of an annual advertisement or publication listing multiple ThomasLloyd Capital transactions or other marketing materials involving publicly announced transactions, place announcements or advertisements in financial newspapers, journals and marketing materials describing generally our services hereunder, consistent with industry standard practices.

The Company acknowledges that it is not relying on the advice of ThomasLloyd Capital for tax, legal or accounting matters, it is seeking and will rely on the advice of its own professionals and advisors for such matters and it will make an independent analysis and decision regarding any Transaction based upon such advice.

The Company should be aware that ThomasLloyd Capital and/or its affiliates may be providing or may in the future provide financial or other services to other parties with conflicting interests. However, consistent with our long-standing policy to hold in confidence the affairs of our customers, except as specifically set forth herein we will not use confidential information obtained from the Company except in connection with our services to, and our relationship with, the Company, nor will we use on the Company’s behalf any confidential information obtained from any other customer nor will we use such information to trade in, or take long or short positions in the Company’s securities. Nevertheless, we will be free to disclose in any manner confidential information obtained from the Company to the extent that such disclosure (a) has been consented to by the Company, or (b) is required by law, regulation, regulatory authority or other applicable judicial or governmental order, including, without limitation, any disclosure that we may be required to make pursuant to internal risk control procedures in connection with any related financing that we may arrange.

6. Indemnity. The Company agrees to indemnify ThomasLloyd Capital as provided in Annex A hereto, the terms of which are incorporated into this agreement in their entirety.

7. Termination of Engagement. ThomasLloyd Capital's engagement will commence on the date hereof and will continue until the earlier of the consummation of a Transaction or until December 31, 2007, unless extended by mutual written consent of the parties hereto or earlier terminated as provided below. Either the Company or ThomasLloyd Capital may terminate this agreement at any time, with or without cause, by giving written notice to the other party; provided, however, that no such expiration or termination will affect the matters set out in this Section 7 or under the captions “Use of Information,” “Certain Acknowledgments,” “Indemnity” and “Miscellaneous” hereof. It is expressly agreed that following the expiration or termination of this agreement, ThomasLloyd Capital will continue to be entitled to receive fees as described in Section 2 above that have accrued prior to such expiration or termination but are unpaid or which thereafter become due under paragraph (d) of “Fees and Expenses”, as well as reimbursement for expenses as contemplated above. It is also expressly agreed that, if a Transaction is consummated within 6 months after the date of expiration or termination of this agreement (including any extension or renewal period) or if a definitive agreement that results in a Transaction is entered into during the term of this agreement or within any extension or renewal such period with a buyer or seller introduced to the Company by ThomasLloyd Capital, ThomasLloyd Capital shall be entitled to its full fees as described in Section 2 hereof.

8. Miscellaneous. This agreement is governed by the laws of the State of New York, without regard to conflicts of law principles, supercedes all prior agreements, contracts, negotiations and discussions, and will be binding upon and inure to the benefit of the Company and ThomasLloyd Capital and their respective successors and assigns. The Company and ThomasLloyd Capital agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed transaction or the engagement of or performance by ThomasLloyd Capital hereunder. The Company also hereby submits to the jurisdiction of the courts of the State of New York in any proceeding arising out of or relating to this agreement, including federal district courts located in such state, agrees not to commence any suit, action or proceeding relating thereto except in such courts, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient forum. The Company hereby irrevocably designates David Goldman as agent upon whom process against the Company may be served. This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

We are delighted to accept this engagement and look forward to working with you on this matter. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

Very truly yours,

THOMASLLOYD CAPITAL LLC

By:	/s/ Thomas P. O’Shea
Name: Thomas P. O’Shea
Title: Head of Investment Banking Americas

Accepted and agreed to as of
the date set forth above:

MAMMA.COM, INC.

By:	/s/ David Goldman
Name: David Goldman
Title: Executive Chairman

ANNEX A

Indemnification Provisions

In connection with the engagement of ThomasLloyd Capital to assist the Company as described in the attached engagement letter, including modifications or future additions to such engagement (the “engagement”), the Company agrees that it will indemnify and hold harmless ThomasLloyd Capital and its affiliates and their respective directors, officers, agents and employees and each other person controlling ThomasLloyd Capital or any of its affiliates (each, an “indemnified party”), to the full extent lawful, from and against any losses, expenses, claims or proceedings (collectively, “Losses”) related to or arising out of (A) the contents of oral or written information provided by the Company, its employees or agents (but excluding ThomasLloyd and its affiliates), which information either the Company or ThomasLloyd Capital provides to any actual or potential buyers or sellers, or (B) any other action or failure to act by the Company, its employees or its agents or any action taken or not taken by ThomasLloyd Capital or any indemnified party in accordance with and at the Company’s request, in connection with a Transaction as defined in the engagement letter. The Company further agrees that no indemnified party shall have any liability (whether direct or indirect in tort or otherwise) to the Company or any of its affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except for Losses incurred by the Company that are finally judicially determined to have resulted primarily from the negligence (other than any negligence claim relating to circumstances described in clause (A) or (B) of this paragraph), gross negligence, material violation of law or willful misconduct of such indemnified party or resulted from the material breach by ThomasLloyd Capital of its obligations under this engagement letter.

In the event that the foregoing indemnity is unavailable to any indemnified party for any reason (other than pursuant to the exceptions to the Company’s duty to indemnify contained in the first paragraph hereof), the Company agrees to contribute to any Losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows. ThomasLloyd Capital and the Company shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by ThomasLloyd Capital, on the one hand, and by the Company and its security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement. For Losses if the allocation provided by the immediately preceding sentence is unavailable for any reason, ThomasLloyd Capital and the Company shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of ThomasLloyd Capital and the Company in connection with the statements, omissions or other conduct that resulted in such Losses, as well as any other relevant equitable considerations. Benefits received (or anticipated to be received) by the Company and its security holders shall be deemed to be equal to the Transaction Value as defined in the engagement letter applicable to such transaction or proposed transaction, and benefits received by ThomasLloyd Capital shall be deemed to be equal to the compensation paid by the Company to ThomasLloyd Capital in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex A). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents), on the one hand, or by ThomasLloyd Capital, on the other hand. ThomasLloyd Capital and the Company agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above (other than pursuant to the exceptions Transaction Value as defined in the engagement letter applicable to contained in the first paragraph hereof), in no event shall ThomasLloyd Capital be responsible under this paragraph for any amounts in excess of the amount of the compensation actually paid by the Company to ThomasLloyd Capital in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex). And notwithstanding anything to the contrary above (other than pursuant to the exceptions to the Company’s duty to indemnify contained in the first paragraph hereof), in no event shall the Company be responsible under this paragraph for any amounts in excess of the amount of the proceeds actually received by the Company in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex A).

The Company agrees that it will not, without prior written consent of ThomasLloyd Capital, not to be unreasonably withheld, settle any pending or threatened claim or proceeding related to or arising out of the engagement or any actual or proposed Transaction(s) as defined in the engagement letter or other conduct in connection therewith (if ThomasLloyd Capital or any indemnified party is a party to such claim or proceeding) unless such settlement includes a provision unconditionally releasing ThomasLloyd Capital and each other indemnified party from all liability in respect of claims by any releasing party related to or arising out of the engagement or any transactions or conduct in connection therewith. The Company will not be liable under this Annex A for any amount paid by ThomasLloyd Capital to settle any claims or actions if the settlement is entered into without the consent of the Company, not to be unreasonably withheld. The Company will also promptly reimburse each indemnified party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred by such indemnified party in connection with investigating, preparing for, defending, or providing evidence in, any pending or threatened claim or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not ThomasLloyd Capital or any indemnified party is a party to such claim or proceeding) or in enforcing this Annex A.

The foregoing provisions are in addition to any rights the Company or ThomasLloyd Capital may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Company and each indemnified party. Solely for purposes of enforcing the provisions of this Annex A, the Company hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this Annex A is brought against ThomasLloyd Capital. The provisions of this Annex A shall remain in full force and effect notwithstanding the completion or termination of the engagement.